

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

<u>Via E-mail</u>
Michael J. Covey
Chairman of the Board, President and Chief Executive Officer
Potlatch Corporation
West 1st Ave., Suite 1600
Spokane, Washington 99201

      Re: Potlatch Corporation
              Annual Report on Form 10-K
              Filed February 17, 2012
              File No. 001-32729

Dear Mr. Covey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Our Operations, page 4</u>

1.   We note that you combine your Idaho and Minnesota timberlands into the same region. For each of the states, please tell us what the growth rates, access to mills and export markets are. Also tell us what consideration you have given to breaking out the Northern region operating data between Idaho and Minnesota. We may have further comment.

2.   We note your disclosure on page 5 where you state that "in 2011, approximately 31% of our northern region's volume and 26% of our southern region's volume was sold under log supply agreements." In future Exchange Act reports, please revise your disclosure to include a description of the material terms of the log supply agreements, including how market price is determined, volume and term of future contractual commitments, and type of supply agreement, such as harvest and deliver, or stump sale.

3.   With a view to disclosure in future Exchange Act reports, please tell us how you estimate your timber inventory. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

4.   We note your disclosure on page 5 that the overall harvest from your timberlands was 4.1 million tons. Please tell us what consideration you have given to providing additional detail, to the extent available to management, regarding inventory and harvest data broken out by species or quality or age of trees. We may have further comment.

Properties, page 16

5.   We note your disclosure that capacity represents the proven annual production capabilities of the facility under normal operating conditions and producing a normal product mix. Please tell us what "normal operating conditions" mean and whether your calculations are consistent with any industry-wide recognized measures. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

6.   We note you disclosure on fluctuating timber prices on page 28. In future Exchange Act reports, please revise your disclosure to discuss how pricing trends are likely to impact your future harvests and sales.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Lorrie D. Scott
        Vice President, General Counsel & Corporation Secretary